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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                      PURSUANT TO RULE 13d-1(b) and (c) and
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                               (Amendment No. 1)*


                               TMP Worldwide Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   872941 10 9
                                   -----------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 872941 10 9                13G             Page  2  of   5   Pages
                                                          ---    -----
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  1     NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Andrew J. McKelvey
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
      NUMBER OF
        SHARES               13,587,541 shares of Class B Common Stock, par
     BENEFICIALLY            value $.001, and 100 shares of Common Stock, par
       OWNED BY              value $.001
         EACH      -------------------------------------------------------------
      REPORTING        6     SHARED VOTING POWER
        PERSON
         WITH                2,000 shares of Common Stock, par value $.001
                   -------------------------------------------------------------
                       7     SOLE DISPOSITIVE POWER

                             13,587,541 shares of Class B Common Stock, par
                             value $.001, and 100 shares of Common Stock, par
                             value $.001
                   -------------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             2,000 shares of Common Stock, par value $.001
--------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,589,641 shares of Common Stock, par value $.001(1)
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         100% of Class B Common Stock, par value $.001, and 52% of Common Stock,

         par value $.001
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) 13,587,541 of such shares are Class B Common Stock with 10 votes per share. Such shares are convertible, on a share for share basis, into Common Stock.




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        This Schedule 13G reflects a statement of beneficial ownership of securities of the reporting person as of December 31, 1997.

Item 1(a)      Name of Issuer:
               --------------

               TMP Worldwide Inc.
               1633 Broadway, 33rd Floor
               New York, New York 10019

Item 1(b)      Address of Issuer's Principal Executive Offices:
               -----------------------------------------------

               1633 Broadway, 33rd Floor
               New York, New York  10019

Item 2(a)      Name of Person Filing:
               ---------------------

               See Item 1 of the cover page attached hereto

Item 2(b)      Address of Principal Business Office, or
               if none, Residence:
               ----------------------------------------

                      c/o TMP Worldwide Inc.
                      1633 Broadway, 33rd Floor
                      New York, New York  10019

Item 2(c)      Citizenship:
               -----------

               See Item 4 of the cover page attached hereto


Item 2(d)      Title of Class of Securities:
               ----------------------------

               Common Stock, par value $.001

Item 2(e)      CUSIP Number:
               ------------

               872941 10 9

Item 3         Identity of Reporting Person
               ----------------------------
               Not Applicable


Item 4         Ownership:
               ---------

        (a)    Amount beneficially owned:
               See Item 9 of the cover page attached hereto.



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        (b)    Percent of Class:
               See Item 11 of the cover page attached hereto.

        (c)    Number of Shares Beneficially Owned by Reporting Person
               -------------------------------------------------------
               (i) sole voting power: 13,587,541 shares of Class B Common Stock, par value $.001, and 100 shares of Common Stock, par value $.001.

               (ii) shared voting power: 2,000 shares of Common Stock, par value $.001.

               (iii) sole dispositive power: 13,587,541 shares of Common Stock, par value $.001, and 100 shares of Common Stock, par value $.001.

               (iv) shared dispositive power: 2,000 shares of Common Stock, par value $.001.

Item 5         Ownership of Five Percent or Less of a Class:
               --------------------------------------------

               Not Applicable

Item 6         Ownership of More than Five Percent on Behalf of Another Person:
               ---------------------------------------------------------------


               Mr. McKelvey maintains indirect beneficial ownership of 2,100 of the 13,589,641 shares reported at Item 9 of the cover page attached hereto. Mr. McKelvey's spouse holds 2,000 of such shares, and he holds 100 of such shares as custodian for his daughter.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               -------------------------------------------------------------
               Company:
               -------

               Not Applicable

Item 8         Identification and Classification of Members of the Group:
               ---------------------------------------------------------

               Not Applicable

Item 9         Notice of Dissolution of Group:
               ------------------------------

               Not Applicable

Item 10        Certification:
               -------------

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such


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               securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                    SIGNATURE



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 13, 1998



                                            /s/ Andrew J. McKelvey
                                            ------------------------------
                                            ANDREW J. MCKELVEY




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